

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via E-mail
David R. Koos
Chief Executive Officer
Bio Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

> **Re: Regen Biopharma, Inc.**
> **Registration Statement on Form S-1**
> **Amended November 22, 2013**
> **File No. 333-191725**

Dear Mr. Koos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2, which we reissue in part. We refer to the following:

    - your reference to "autologous" cells on page 3;

    - the use of the phrase "indoleamine 2.3 dioxygenase" on page 4;

    - the acronym "IND" on page 5, which is not defined at time of first use;

    - the use of the term "drug-refractory" on page 12;

    - the lack of a definition for "short interfering RNA" on page 18;

- the penultimate paragraph of your "Business" section on page 20, including your references to "mesenchymal stem cells" and "endothelial cells"; and

- your descriptions of preclinical data on page 21.

Prospectus Summary, page 3

About Us, page 3

2.   We note your responses to prior comments 4 and 5. Please further revise your disclosure to clarify the types of intellectual property that you have acquired or licensed.

Risk Factors, page 8

We will need to raise additional capital to carry out our business plan, page 10

3.   Please refer to prior comment 8 and revise this risk factor to indicate how long your current cash and cash equivalents permit you to continue your operations, exclusive of any additional financing.

We have not obtained patent protection for our intellectual property, page 12

4.   We refer to your added disclosure on page 4. Please expand this risk factor to specify that the concept behind your HemaXellerate products derives from intellectual property that is not subject to patent protection.

Business, page 18

5.   We note your response to prior comment 14, which we reissue. We continue to note that you have replicated portions of the original agreements with Dr. Min and with Benitec Australia in your disclosure. Please revise to provide the information requested in our prior comment in plain English. Additionally, please disclose the fair value of the shares that you issued to Dr. Min and to Benitec on August 9, 2013 and August 30, 2013, respectively.

Principal Products and Services, page 20

HemaXellerate I, page 20

6.   We reissue prior comment 15 in part. Much of the tabular information presented is described in shorthand or scientific jargon (e.g., "36 C57/B6 mice"), rendering the results and purpose of the studies unclear. Additionally, we note that you do not disclose the regulatory approvals sought and received to conduct the studies. Please expand and clarify your disclosure.

7.   Regarding your disclosure added in response to prior comment 17, it is unclear what "references" support your position, or if you are referring solely to the Zimmerlin citation. It is also unclear what the Zimmerlin citation is meant to reference (e.g., publication or otherwise). Please revise to clarify.

Competitive business conditions and Regen's competitive position in the industry…, page 24

8.   Please include the substance of your response to prior comment 19 in the filing and disclose the approximate number of hours per week that comprise the "as-needed, mutually agreed upon basis." Similarly, please include the substance of your response to prior comment 24 on page 53 under "Thomas Ichim" and disclose the amount of time that Mr. Ichim devotes to the affairs of the Company.

Financial Statements, page F-1

9.   Please update the financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

Transactions with Related Persons, page 55

10.   Please update this section to provide information as of September 30, 2013.

Summary Compensation Tables, page 57

11.   Please provide compensation information for the 2013 fiscal year.

12.   Please revise the footnotes to the summary compensation table to clarify, if true, that the "Restricted Stock Awards" column for 2012 represents only the signing shares awarded to Messrs. Ichim and Mizer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the comment on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director